Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on (Form No. 333-225476) and related Prospectus of Marriott Vacations Worldwide Corporation, which is incorporated by reference in this registration statement (Form S-4) for the registration of 25,000 shares of MVW common stock and to the incorporation by reference therein of our report dated February 28, 2018, except for the retrospective changes for revenue described in Note 2 and the subsequent events described in Note 27, as to which the date is June 5, 2018, with respect to the consolidated financial statements and schedule of ILG, Inc. and subsidiaries included in its Current Report on Form 8-K dated June 5, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Miami, Florida

August 30, 2018